FEDERATED GLOBAL ALLOCATION FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 20, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED GLOBAL ALLOCATION FUND (the “Registrant” or “FGALF”)

Class A Shares

Class B Shares

Class C Shares

Institutional Shares

1933 Act File No.333-229466

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to your telephone request to Allison Miller on March 6, 2019. Your request was based on your review of the Registrant’s response to comments filed on March 4, 2019 with respect to its Preliminary Registration Statement on Form N-14 for the proposed merger of Federated Absolute Return Fund (“FARF”) into FGALF as filed on February 1, 2019.

COMMENT: In relation to the Registrant’s response to Comment 19, you requested further information on the Registrant’s policy as provided below and specifically how the Registrant determined this policy. You requested that we respond to your request within two weeks.

“If, after the Closing Date, any additional cash in excess of expenses incurred by FARF on or before the Closing Date that is received by or returned to FARF, would be placed into the closed fund pool to pay these expenses. If all such expenses have been paid, amounts that do not impact shareholders may be retained by FARF’s Adviser and its affiliates in accordance with the policy. Any amount impacting shareholders should be received by FGALF as the surviving fund. Moreover, any amounts that are not retained by FARF’s Adviser or its affiliates should be remitted to FGALF as the surviving fund. For a more complete description of the “closed fund pool” policy, please Section 1.2 of the Plan, a copy of which is attached hereto as Annex A and incorporated herein by reference.”

RESPONSE: In December 2013, the Registrant’s investment advisers and their affiliates implemented a “Closed Fund Policy” for internal Federated Fund mergers and liquidations. Disclosure related to the Closed Fund Policy is part of any proposed Agreement and Plan of Reorganization or Plan of Liquidation (each a “Plan”) which is presented for approval to a fund’s Board. The Closed Fund Policy is also discussed in related Board materials.

The Plan disclosure authorizes a fund’s investment adviser (“Federated”) to act consistently with its Closed Fund Policy. On or close to the date a fund is reorganized or liquidated (i.e., the Closing Date), cash, equal to the reorganizing or liquidating fund’s unpaid expense accruals (the “Balance”), is remitted to Federated to, in turn, remit to the reorganizing or liquidating fund’s vendors as invoices are presented for services provided to the reorganizing or liquidating fund. In addition, after the Closing Date, monies may be received by the reorganizing or liquidating fund (i.e. vendor refunds, tax reclaims) (the “Additional Cash”). Under the Closed Fund Policy, if the Additional Cash relates to an item that, prior to the Closing Date, the reorganizing or liquidating fund would have recorded as a reduction to its expenses, the Additional Cash is added to the Balance. If the Additional Cash relates to an item that, prior to the Closing Date, the reorganizing or liquidating fund would have recorded as an income item, the Additional Cash is remitted to the surviving fund in the case of a reorganization. In the case of a liquidation, an analysis is undertaken to determine if the Additional Cash would exceed more than $25 per shareholder; if it does, the Additional Cash could be returned to shareholders if not cost prohibitive to do so; otherwise, Federated donates the money to a charitable organization. If, after all invoices have been paid to the reorganizing or liquidating fund’s vendors, the Balance is a positive amount (i.e. the total monies collected from the reorganizing or liquidating fund are in excess of expenses paid by Federated on the reorganizing or liquidating fund’s behalf) (the “Excess Balance”), a determination is made as to the disposition of the Excess Balance. If the Excess Balance is less than the total amount of the reorganizing or liquidating fund’s expenses that Federated assumed and/or Federated fees waived during the final period and last full fiscal year the fund was open (the “Analysis Period”) in order to maintain the reorganizing or liquidating fund’s expense cap, the Excess Balance will be retained by Federated. If the Excess Balance is greater than the amount assumed or waived during the Analysis Period, Federated will retain up to the amount of assumptions and waivers during the Analysis Period and the excess (“Remaining Balance”) would be remitted to the surviving fund in the case of a reorganization or as described above in the case of a liquidation. Any reorganizing or liquidating fund expenses in excess of the Balance and Additional Cash received are borne by Federated.

The Closed Fund Policy was developed to address Federated’s disposition of any Additional Cash and Excess Balance received by a reorganizing or liquidating fund. At the time of a fund’s Closing Date, expenses are estimated and therefore will likely be more or less than the amount estimated. In addition, the fund may have receipts of cash after the Closing Date for items that were not known at the Closing Date (i.e. a vendor refund). The Closed Fund Policy was developed to determine, in a fair and reasonable way, the disposition of any Additional Cash received after the Closing Date and any Excess Balance remaining after all expenses of the reorganizing or liquidating fund have been paid. In regard to Additional Cash, if the item relates to an expense item, it is added to the Balance. If it relates to an income item, it is remitted to the surviving fund in the case of a reorganization or remitted or donated as described above in the case of a liquidation. Since many Federated funds operate within an expense cap, expenses above this cap results in Federated waiving its fees and in some cases, also assuming expenses of the fund. In these cases, if the reorganizing fund’s expense accruals at the time of the Closing Date had been perfectly known, the expense accrual would have been lower and therefore Federated would have waived less fees or assumed less expenses. In these cases, Federated believes that the proper disposition of any Excess Balance would be for Federated to retain any Excess Balance up to the amount of waivers/assumptions during the Analysis Period with any remainder being remitted to the surviving fund in the case of a reorganization or remitted or donated as described above in the case of a liquidation. As noted above, the policy has been reviewed with the Registrant’s Board and disclosed in Plans approved by the Registrant’s Board.

If you have any questions regarding this correspondence, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager

Federated Investors, Inc.